UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

THE BANK OF TOKYO-MITSUBISHI, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F     X        Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                 No     X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2005

THE BANK OF TOKYO-MITSUBISHI, LTD.

By	/s/ Junichirou Otsuda
Junichirou Otsuda Chief Manager General Affairs Office

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

The Bank of Tokyo-Mitsubishi, Ltd.

UFJ Bank Limited

The Mitsubishi Trust and Banking Corporation

UFJ Trust Bank Limited

Mitsubishi Securities Co., Ltd.

UFJ Tsubasa Securities Co., Ltd.

Corporate Governance and Organizational Structure of the New Group

Tokyo, April 20, 2005 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi), UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi), UFJ Bank Limited (UFJ Bank; President: Takamune Okihara), The Mitsubishi Trust and Banking Corporation (MTB; President: Haruya Uehara), UFJ Trust Bank Limited (UFJ Trust Bank; President: Shintaro Yasuda), Mitsubishi Securities Co., Ltd. (Mitsubishi Securities; President: Koichi Kane) and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities; President: Kimisuke Fujimoto), have been preparing for the two group’s management integration in October 2005, subject to the approval of their shareholders and relevant authorities, and have agreed on establishing the following corporate governance and organizational structure for the new group.

1. Corporate Governance Structure

(1) Corporate Governance Structure of the New Holding Company (Please see Appendix 1)

The new holding company will establish a more stable and effective corporate governance system with both directors and corporate auditors, while enhancing various “outsiders’ viewpoints” and introducing a voluntary committee system. The holding company will enhance management transparency and accountability to its shareholders through three “outsiders’ viewpoints.” The first outsider’s viewpoint will be that three (majority) of the corporate auditors will be outside auditors. The second outsider’s viewpoint will be that by appointing four outside directors, more than 30% of the board members (directors and corporate auditors) will be outsiders. The outside directors will be given an enhanced role in the holding company’s management by serving as the chairs of board committees comprised mainly of outside members, such as the internal audit and compliance committee, the nomination committee and remuneration committee, to be established under the board of directors. The third outsider’s viewpoint will be that the new holding company will also establish an advisory board comprised of outside experts. The advisory board will provide expert advice on important management issues, including the holding company’s business strategies and financial plan.

In particular, the internal audit and compliance committee will receive reports from the Internal Audit Unit, deliberate important matters relating to internal audit and compliance and propose necessary improvement measures to the board of directors. This is intended to ensure sufficient independence of the Internal Audit Unit from business operations of the company. The holding company also aims to enhance the effectiveness of internal audits conducted by corporate auditors and continuously improve the internal audit function by enhancing the coordination between corporate auditors and the Internal Audit Unit through the internal audit and compliance committee.

1

The new holding company will also aim to develop its group-wide corporate governance structure that is appropriate for a “premier global comprehensive financial group” by implementing group-wide risk management and internal audit systems, promoting coordination among the group companies’ internal audit units and sending senior management to its major subsidiaries.

<Outline of Internal Audit and Compliance Committee, Nomination Committee and Remuneration Committee of the New Holding Company>

	Internal Audit and Compliance Committee	Nomination Committee	Remuneration Committee
Functions	Committees are organized under the board of directors. Report and make proposals to the board of directors regarding the details of deliberations.

Chairman	Hiroshi Hamada Senior Advisor Ricoh Company, Ltd.	Ryotaro Kaneko President Meiji Yasuda Life Insurance Company	Takuma Otoshi President IBM Japan, Ltd.

Structure	Majority of the committee members will be outside members comprising of outside directors and specialists.	Majority of the committee members will be outside members comprising of outside directors.	Majority of the committee member will be outside members comprising of outside directors.

Entities subject to committee’s deliberations	Holding company and subsidiary bank, trust bank and securities company	Holding company and subsidiary bank and trust bank

Details of deliberations	Internal audit and compliance related matters will be discussed. The status of internal audit and necessary improvement measures will be reported and proposed to the board of directors of the holding company.	Deliberations will be made on matters relating to the appointment and dismissal of directors and reports and proposals will be made to the board of directors of the holding company.	Deliberations will be made on matters relating to the remuneration of directors and reports and proposals will be made to the board of directors of the holding company.

(2) Governance of the group’s bank, trust bank and securities company (Please refer to Appendix 1~2)

An internal audit and compliance committee which is comprised of a majority of outside members will be established for each of the group’s bank, trust bank and securities company. By deliberating the matters relating to internal audit and compliance, the combined group will strive to enhance the transparency of the management.

2

As for the bank, we aim to establish a sophisticated compliance and information security management structure and deal with related issues appropriately. A compliance panel and an information security panel will be set up as specialist panels for the internal audit and compliance committee. Deliberations on the matters relating to each area will be made.

<Chairmen of Internal Audit and Compliance Committees for bank, trust bank and securities company>

	Bank	Trust Bank	Securities Company
Chairman	Teruo Ozaki Certified Public Accountant Teruo Ozaki & Co.	Tadao Takashima Certified Public Accountant	Naoteru Miyato President T&D Holdings, Inc.

2. Organizational Structure

The new combined group aims to provide customer-focused services and establish an “integrated organizational structure” to offer timely, value-added financial products and services as a group, to each customer segment going beyond the boundaries of existing business entities. In addition, the combined group will also strive to establish risk management and internal control functions appropriate for a financial group that is aiming to become a “Global Top 5” financial institution. In order to achieve this, we have decided on the organizations of the new holding company and the affiliated bank, trust bank and securities company as described in Appendices 3 to 6.

(1) Common aim of the new group

² To establish a system to respond to various financial needs of customers comprehensively and flexibly.

➢ We aim to have an organization according to each customer segment at each of the bank, trust bank and securities company. Under the Integrated Business Group to be set up at the holding company, we will strive to make the organizational structure of each business entity as similar as possible and establish a structure to promote the group’s strategy further as a whole.

² To establish a sophisticated internal control system that can appropriately control the comprehensive financial group with the world’s largest asset base and various group companies under its umbrella.

➢ As a company listed on the New York Stock Exchange, we will establish a system that implements sophisticated risk management and has internal control functions that complies with the U.S. Sarbanes-Oxley Act and SEC standards. We will also strive to establish an independent and sophisticated internal audit system in order to strengthen our corporate governance.

² To establish a streamlined organizational structure to improve management efficiency and enable prompt decision making as a group.

➢ We intend to eliminate the duplication of functions between the holding company and the group companies and to implement an efficient organizational structure which is well balanced between the holding company and the group companies.

3

(2) Characteristics of each business category

[New Holding Company]

With respect to the three main businesses (retail, corporate and trust assets business), under close co-operation of the subsidiary bank, trust bank and securities company, we will strive to establish an integrated strategy, according to each customer segment, and establish an Integrated Business Group to promote business as a group.

[New Bank]

We aim to establish a market-based organizational structure according to each customer segment, taking into account the holding company’s integrated business group systems. A “business unit system” will be introduced to promote a decentralized management system where more responsibilities and decision-making authority will be given to each business unit.

We aim to establish head office functions such as service supply and credit analysis functions in Nagoya and Osaka to respond to the needs of customers in each area and provide a community-based business management system.

[New Trust Bank]

With respect to retail and corporate banking businesses, a “business unit system” will be introduced according to each customer segment. A “business unit system” will also be introduced to operations specific to the trust business area in order to strengthen the professionalism and clarify business responsibilities in this area.

[New Securities Company]

We aim to establish a business promotion system to provide sophisticated products and services according to each customer segment and will establish a “head office system” in front operations in order to clarify business responsibilities in each business areas.

(Contacts:)

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	(03-3240-9059)
UFJ Holdings, Inc.	Public Relations Department	(03-3212-5460)
The Bank of Tokyo-Mitsubishi, Ltd.	Public Relations Office	(03-3240-2950)
UFJ Bank Limited	Corporate Communications Department	(03-3212-5460)
The Mitsubishi Trust and Banking Corporation	Public Relations Section	(03-6214-6044)
UFJ Trust Bank Limited	Public Relations Office	(03-3218-0775)
Mitsubishi Securities Co., Ltd.	Public Relations Office	(03-6213-6124)
UFJ Tsubasa Securities Co., Ltd.	Public Relations Department	(03-5222-8355)

4

Appendix 1

Corporate Governance Structure of the New Holding Company and the New Bank

Shareholders
New Holding Company
General Meeting of Shareholders
Corporate Auditors/Board of Corporate Auditors
Corporate Auditors' Staff
Chairman of the Board
Board of Directors
Internal Audit and Compliance
Nomination Committee
Remuneration Committee
Advisory Board
Executive Committee
President & CEO
Corporate Risk Management Committee, etc.
Report
Senior Management
Integrated Business Group
Senior Management
Corporate Staff Units
Senior Management
Corporate Risk Management Units
CAO
Internal Audit Unit
Audit
New Bank
General Meeting of Shareholders
Corporate Auditors/Board of Corporate Auditors
Corporate Auditors' Staff
Report
Chairman of the Board
Board of Directors
Internal Audit and Compliance
Compliance Panel
Information Security Panel
Executive Committee
President
Risk Management Committee, etc.
Report
Senior Management
Operating Units
Senior Management
Corporate Staff Units
Senior Management
Corporate Risk Management Units
CAO
Internal Audit Unit
Audit

…Highlighted bodies include outside members

* Please reference the attached organization charts of each company for official names of the organizations.

Appendix 2

Corporate Governance Structure of the New Trust Bank

Corporate Governance Structure of the New Securities Company

Appendix 3

Organizational Chart of the New Holding Company

Appendix 4

Organizational Chart of the New Bank (1)

General Meeting of Shareholders
Board of Directors
Internal Audit and Compliance Committee
Corporate Auditors/Board of Corporate Auditors
Auditors' Staff
Executive Committee
Committees/Meetings
Retail Banking Business Unit
Retail Banking Planning Division
Customer Satisfaction Planning Division
Retail Banking Human Resources Division
Retail Compliance Office
Retail Academy
Channel Strategy Office
Branch Consolidation Support Office
Retail Credit Division
Credit Quality Control Office
Private Banking Division
Business Owner Banking Office ※
Marketing Division
Mortgage Business Division
Mortgage Operation Office
Consumer Finance Division
Retail Banking Promotion Division
Corporate Employee Sales Office
Direct Banking Office
Domestic Retail Banking Branches, Housing Loan Offices, etc.
Corporate Banking Business Unit
Corporate Business Planning Division
Corporate Banking Human Resources Divison ※
Corporate Business Compliance Office
Corporate Business Reorganization Office
Corporate Banking Credit Division
Credit Division
On-site Credit Supervision Office
Nagoya Credit Division
Osaka Credit Division
Credit Supervision Division
Credit & Advisory Division
Corporate Banking Business Promotion Division No.1
Corporate Advisory Office
Corporate Banking Business Promotion Division No.2
Business Strategy & Marketing Information Office
Management Consulting Office
Business Owner Banking Office ※
Small & Medium Enterprise Banking Division
Vendor Finance Promotion Office
Alliance Promotion Office
Business Loan Office
Public & Institutional Business Division
Financial Institutions Division
International Business Division ※
China Business Promotion Office ※
IT & Payment Solution Division
Corporate Research Division
Corporate Banking Group No.1
Corporate Banking Division No.1～No.4
Corporare Banking Group No.2
Corporate Banking Division No.5～No.8
Nagoya Corporate Banking Group
Nagoya Corporate Banking Division No.1～No.4
Osaka Corporate Banking Group
Osaka Corporate Banking Division No.1～No.4
Domestic Corporate Banking Offices, etc.
Corporate Banking Direct Center
Investment Banking Group ※
Investment Banking Planning Division
Investment Banking Credit Division
Global Markets Operations Division ※
Syndicated Finance Division
Administration Office
Securitization & Asset Finance Division
Structured Finance Division
Derivative Products Division ※
Market Business Development Division ※
Securities Business Office ※
Investment Banking Division for the Americas
European Investment Banking Division
Asian Investment Banking Division
Asia Products Office
Global Business Unit
Global Planning Division
Global Compliance Office
Corporate Banking Human Resources Divison ※
International Credit Division
Global Operations & Information Systems Division
European Operations & Systems Office
International Business Division ※
China Business Promotion Office ※
Global Financial Institutions Division
Headquarters for the Americas
Planning Division for the Americas
Legal & Compliance Office for the Americas
Operations Division for the Americas
Corporate Risk Management Division for the Americas
Credit Division for the Americas
European Headquarters
European Business Division
European Credit Division
Asian Headquarters
Asian Business Division
China Division
UNBC Group
Overseas Branches, etc.
※denotes a group, division or office that belongs to two or more units

Organizational Chart of the New Bank (2)

Appendix 5

Organizational Chart of the New Trust Bank (1)

General Meeting of Shareholders
Board of Directors
Internal Audit and Compliance Committee
Executive Committee
Corporate Auditors Board of Corporate Auditors
Corporate Auditors Office
Councils
Committees
Corporate Planning Div.
Affiliated Business Planning Div.
Cost Management Div.
Corporate Administration Div.
Personnel Div.
Employees Counselors Div.
Corporate Risk Management Div.
Compliance & Legal Div.
Credit Risk Management Div.
Credit Supervisory Div.
Audit Div.
Customer Relations Div.
Operations Administration Div.
Systems Planning Div.
Systems Administration Div.
Retail Banking Business Unit
Retail Banking Planning and Development Div.
Investment Products Div.
Retail Loan Business Planning and Development Div.
Retail Trust Assets Administration Divison
Employees Services Div.
Direct Banking Div.
Retail Loan Business Div.
Corporate Business Unit
Corporate Finance Strategy Div.
Structured Finance Div. I
Structured Finance Div. II
Structured Finance Operations and Services Div.
Trust Assets Business Unit
Trust Assets Planning Div.
Pension Consulting Div.
Pension Trust Div.
Pension Customer Services Div.
Investment Research & Planning Div.
Pension Fund Management Div.
Public Sector Fund Management Div.
Asset Management Div. I
Asset Management Div. II
Passive Fund Management Div.
Fund Research and Development Div.
Real Estate Business Unit
Real Estate Planning Div.
Property Management Div.
Real Estate Consulting Div.
Real Estate Div.
Real Estate Business Div. I
Real Estate Business Div. II
Real Estate Project Origination Div.
Real Estate Trust and Custodian Service Div.
Corporate Agency Business Unit
Corporate Agency Div.
Corporate Agency Business Promotion Div.
Corporate Agency Business Div. I
Corporate Agency Business Div. II
Nagoya Corporate Agency Div.
Osaka Corporate Agency Div.
Global Markets Business Unit
Planning and Coordination
Money Market Activities
Treasury and Investments
Credit Products Investments
Forex and Financial Products Trading
Business Development
Administration
Overseas Branches
Overseas Representative Offices

Organizational Chart of the New Trust Bank (2)

Appendix 6

Organizational Chart of the New Securities Company (1)

General Meeting of Shareholders
Internal Audit Committee
Board of Directors
Chairman & CEO
Deputy Chairman
President & COO
Board of Corporate Auditors
Corporate Auditors
Risk Management Meeting
Executive Meeting
Office of Assistants to Corporate Auditors
Sales & Marketing Business Unit
Sales & Marketing Planning Division
Retail Marketing Division
Business Promotion Division
Retail Sales Support Division
Corporate & Institutional Sales Support Division
Securities Intermediary Business Division
Telephone & Online Trade Division
Direct Trade Division
Employees Investment Business Division
PB Investment Consulting Division
Financial Institutions Division
Public Institutions Division
Corporate & Institutional Sales Division I
Corporate & Institutional Sales Division II
Corporate & Institutional Sales Division III
Main Office Investment Consulting Division
Main Office Operations Division
Nagoya Branch
Corporate & Institutional Sales Division I
Corporate & Institutional Sales Division II
Investment Consulting Division
General Affairs & Operations Division
Osaka Branch
Corporate & Institutional Sales Division I
Corporate & Institutional Sales Division II
Investment Consulting Division
General Affairs & Operations Division
(Other Domestic Branches)
Global Investment Banking Business Unit
Investment Banking Planning Division
Documentation Office
Investment Banking Division I
Investment Banking Division II
Investment Banking Division III
Investment Banking Division IV
Investment Banking Division V
Primary Capital Markets Division
Nagoya Investment Banking Division
Osaka Investment Banking Division
Global Capital Markets Division
Debt Syndication Division
Debt Origination Office
Equity Capital Markets Division
IR Consulting Office
IPO Business Promotion Division
Nagoya IPO Business Promotion Office
Osaka IPO Business Promotion Office
IPO Consulting & Underwriting Division
Principal Investment Division
Financial Solutions Division
Real Estate Investment Banking Office
Corporate Advisory Division I
Corporate Advisory Division II
IB Solutions Division
Investment Banking Research Office
Corporate Services Division

Organizational Chart of the New Securities Company (2)

Global Markets Business Unit
- Global Markets Planning Division
  - Administration Office
  - Risk Control Office
- Research & Development Division
- Fixed Income Research Division
- Treasury Division
- Fixed Income Group
  - Fixed Income Trading Division
  - Derivatives & FX Trading Division
  - New Products Division
  - Fixed Income Sales Division I
  - Fixed Income Sales Division II
- Structured Products Division
- Products & Solutions Division
  - Group Business Promotion Office
- Product Marketing Division
  - Product Promotion Office
- Investment Trust Division
  - Insurance Business Office
  - Investment Advisory Business Planning Office
- Equity Group
  - Equity Trading Division
  - Equity Investment & Trading Division
  - Equity Sales Division I
    - Global Business Support Office
  - Equity Sales Division II
  - Retail Equity Division

Research Group
- Equity Research Division
- Economic Research Division
- Investment Research & Information Division

Corporate Planning Division
- Planning Office for Group Companies
- Public & Investor Relations Office

Accounts Division

Legal Division

Human Resources Division
- Education & Development Office
- Secretariat

General Affairs Division

Systems Division

Operations & Procedures Planning Division

Operations Division

Custody & Safekeeping Division

Corporate Risk Management Division
- Information Security Management Office

Due Diligence Division

Compliance Group
- Compliance Control Division
- Compliance & Operations Support Division
  - Regional Compliance Offices
- Wholesale Compliance Division
- Trade Surveillance Division
  - Control Room
- Customer Service Division
- Business Conduct Examinations Division

Internal Audit Division
- Systems Audit Office

Inspections Division

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) filed a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 contains a prospectus and other documents. After the Form F-4 is declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 and prospectus contains important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that are filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT: Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9059 Hirotsugu_Hayashi@mtfg.co.jp	UFJ CONTACT: Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4, the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG filed with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.